Exhibit 21.1

STALLION OILFIELD SERVICES INC.

SUBSIDIARIES

Entity Name	Jurisdiction
Stallion Oilfield Services Ltd.	Texas
Stallion Finance Corp.	Texas
Salty’s Disposal Wells, LP	Texas
Salty’s Manufacturing, Ltd. (f/k/a Salty’s Fabricators, LP)	Texas
Stallion Acquisition, LLC	Texas
Stallion Heavy Haulers, LP	Texas
Stallion Interests, LLC	Texas
Stallion Offshore Quarters, Inc. (f/k/a Abbeville Offshore Quarters, Inc.)	Louisiana
Stallion Offshore Holding B.V.	Netherlands
Stallion Offshore International B.V.	Netherlands
Stallion Oilfield Construction, LLC (f/k/a BLR Construction Companies, L.L.C.)	Louisiana
Stallion Production Services, LP	Texas
Stallion Production, LLC	Texas
Stallion Rockies Ltd.	Texas
Stallion International, Ltd.	Cayman Islands
Stallion Solids Control, Inc. (f/k/a Separation Services, Inc.)	Texas
Stallion Stables, LLC	Delaware
Central Industries, Inc.	Louisiana